Exhibit 99.1

Teva Reports First Quarter 2017 Financial Results

JERUSALEM--(BUSINESS WIRE)--May 11, 2017--Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) today reported results for the quarter ended March 31, 2017.

Revenues	$5.6 billion

Cash flow from operations	$0.5 billion

GAAP EPS	$0.57

Non-GAAP EPS	$1.06

“In the three months since I have stepped in as the Interim CEO, we have worked tirelessly to ensure that we extract synergies related to the Actavis Generics transaction, drive additional efficiencies throughout the organization, support cash generation, pay down debt, deliver on the promise of the specialty pipeline and execute key generic launches,” stated Dr. Yitzhak Peterburg, Interim Chief Executive Officer. “We are pleased that the transaction synergies and additional cost reductions are on track, and we now expect to realize cumulative net synergies and cost reduction of approximately $1.5 billion by the end of 2017, an increase of $200 million compared to our previous guidance. Notably, we have reduced our gross debt by $1.2 billion in the quarter. We are also pursuing the sale of certain non-core assets, including our global Women’s Health business and our Oncology and Pain business in Europe, to pay down debt. In Specialty, we have received several important approvals, including the recent approval and launch of AUSTEDO™ for Huntington's disease.”

Dr. Peterburg continued, “Looking forward to the rest of 2017, we are reaffirming our full-year outlook. While we have several challenges facing us, including the U.S Generics market dynamics and greater instability in the Venezuela market, we are very confident that the global business we have built will allow Teva to thrive in the future as the leader in the generics industry. I would like to thank the employees of Teva for their hard work and dedication to continuing to deliver on our commitment to patients around the world.”

Dr. Peterburg concluded, “I would also like to thank Eyal Desheh, whose planned departure we announced a few weeks ago, for his contributions to Teva’s growth and success throughout his tenure. We are pleased to announce that Michael McClellan will serve as the Interim CFO, effective July 1, 2017. For the last two years, Mike has served as the CFO of our Global Specialty Medicines division. Prior to joining Teva, Mike was the U.S. CFO at Sanofi, where his career spanned over 20 years in roles of increasing responsibility in global finance and healthcare. I am confident Mike will be an excellent addition to our team. Eyal and Mike will work closely together to ensure a smooth transition. As we have stated previously, we expect our new CEO to have a significant role in identifying a permanent successor.”

First Quarter 2017 Results

Revenues in the first quarter of 2017 were $5.6 billion, up 17% compared to the first quarter of 2016, primarily due to the inclusion of the Actavis Generics business, following the closing of the acquisition on August 2, 2016. Excluding the impact of foreign exchange fluctuations, revenues increased 22%.

Exchange rate differences between the first quarter of 2017 and the first quarter of 2016 reduced revenues by $254 million, GAAP operating income by $78 million and non-GAAP operating income by $81 million. Changes in exchange rates used for the Venezuelan bolivar, as well as inflation-driven price increases in Venezuela, decreased revenues by $217 million, GAAP operating income by $71 million and non-GAAP operating income by $67 million, compared to results in the first quarter of 2016. In light of the economic conditions in Venezuela, the changes in revenues and operating profit in Venezuela have been excluded from any discussion of currency effects.

GAAP gross profit was $2.8 billion in the first quarter of 2017, up 1% compared to the first quarter of 2016. GAAP gross profit margin was 50.1% in the first quarter of 2017, compared to 58.0% in the first quarter of 2016. Non-GAAP gross profit was $3.2 billion in the first quarter of 2017, up 6% from the first quarter of 2016. Non-GAAP gross profit margin was 56.8% in the first quarter of 2017, compared to 62.7% in the first quarter of 2016. The decrease in gross profit margin, on both a GAAP and a non-GAAP basis, was the result of the addition of the low-margin Anda distribution business, as well as lower margins in both the generic and specialty medicines businesses.

Research and Development (R&D) expenses for the first quarter of 2017 amounted to $457 million, up 17% compared to the first quarter of 2016, mainly due to the inclusion of R&D expenses for the Actavis Generics business. R&D expenses excluding equity compensation expenses and purchase of in-process R&D in the first quarter of 2017 were $446 million, or 7.9% of quarterly revenues, compared to $375 million, or 7.8%, in the first quarter of 2016. R&D expenses related to our generic medicines segment were $191 million, an increase of 48% compared to $129 million in the first quarter of 2016, mainly due to the inclusion of R&D expenses for the Actavis Generics business. R&D expenses related to our specialty medicines segment were $255 million, an increase of 7% compared to $239 million in the first quarter of 2016, mainly due to increased expenses for the development of late-stage migraine (TEV-48125, fremanezumab) and pain (fasinumab) products.

Selling and Marketing (S&M) expenses in the first quarter of 2017 amounted to $971 million, an increase of 16% compared to the first quarter of 2016. S&M expenses excluding amortization of purchased intangible assets and equity compensation expenses were $907 million, or 16.1% of revenues, in the first quarter of 2017, compared to $821 million, or 17.1% of revenues, in the first quarter of 2016. S&M expenses related to our generic medicines segment were $400 million, an increase of 16% compared to $345 million in the first quarter of 2016, mainly due to the inclusion of the S&M expenses of the Actavis Generics business and the launch of our business venture in Japan in the second quarter of 2016. S&M expenses related to our specialty medicines segment were $461 million, up 1% compared to $457 million in the first quarter of 2016.

General and Administrative (G&A) expenses in the first quarter of 2017 amounted to $236 million, compared to $304 million in the first quarter of 2016. G&A expenses excluding equity compensation expenses were $222 million in the first quarter of 2017, or 3.9% of quarterly revenues, compared to $294 million, or 6.1% in the first quarter of 2016. The lower G&A expenses in the first quarter of 2017 mainly reflect income related to a legal recovery in Canada and income from milestone payments from the AttenukineTM out-license, partially offset by expenses related to the Actavis Generics business.

GAAP operating income in the first quarter of 2017 was $0.9 billion, down 23% compared to $1.2 billion in the first quarter of 2016. GAAP operating margin was 15.9% in the first quarter of 2017 compared to 24.2% in the first quarter of 2016. Non-GAAP operating income in the first quarter of 2017 was $1.6 billion, up 6% compared to $1.5 billion in the first quarter of 2016. Non-GAAP operating margin was 28.8% in the first quarter of 2017 compared to 31.7% in the first quarter of 2016.

EBITDA (non-GAAP operating income - which excludes amortization and certain other items - as well as excluding depreciation expenses) was $1.8 billion in the first quarter of 2017, up 9% compared to $1.6 billion in the first quarter of 2016.

GAAP financial expenses for the first quarter of 2017 were $207 million, compared to $298 million in the first quarter of 2016. Non-GAAP financial expenses were $235 million in the first quarter of 2017, compared to $52 million in the first quarter of 2016, mainly due to higher interest expenses related to the debt raised to finance the acquisition of Actavis Generics.

GAAP income taxes for the first quarter of 2017 amounted to $54 million, or 8% on pre-tax income of $688 million. In the first quarter of 2016, GAAP income taxes amounted to $228 million, or 26% on pre-tax income of $867 million. Non-GAAP income taxes for the first quarter of 2017 amounted to $240 million on pre-tax non-GAAP income of $1.4 billion, for a quarterly tax rate of 17%. Non-GAAP income taxes in the first quarter of 2016 amounted to $302 million on pre-tax non-GAAP income of $1.5 billion, for a quarterly tax rate of 21%.

GAAP net income attributable to ordinary shareholders and GAAP diluted EPS were $580 million and $0.57, respectively, in the first quarter of 2017, compared to $570 million and $0.62, respectively, in the first quarter of 2016. Non-GAAP net income attributable to ordinary shareholders for calculating diluted EPS and non-GAAP diluted EPS were $1.1 billion and $1.06, respectively, in the first quarter of 2017, compared to $1.2 billion and $1.20, respectively, in the first quarter of 2016.

For the first quarter of 2017, the weighted average outstanding shares for the fully diluted earnings per share calculation on both a GAAP and a non-GAAP basis was 1,017 million. The weighted average diluted shares outstanding used for the fully diluted share calculation for the first quarter of 2016 was 920 million shares on a GAAP basis and 979 million on a non-GAAP basis. The increase in the number of shares resulted mainly from the issuance of shares to Allergan in August 2016 in connection with the closing of the Actavis Generics acquisition. For the three months ended March 31, 2017, no account was taken of the potential dilution resulting from the conversion of the mandatory convertible preferred shares amounting to 59 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

As of March 31, 2017, the fully diluted share count for calculating Teva's market capitalization was approximately 1,082 million shares.

Non-GAAP information: Net non-GAAP adjustments in the first quarter of 2017 were $499 million. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  Amortization of purchased intangible assets totaling $320 million, of which $267 million is included in cost of goods sold and the remaining $53 million in selling and marketing expenses;
  Restructuring expenses of $130 million, mainly related to the integration of Actavis Generics and other efficiency measures;
  Inventory step-up of $64 million, related mainly to the Actavis Generics acquisition;
  A capital loss from currency translation of $52 million, as a result of the reclassification of currency translation adjustments from accumulated other comprehensive income to the statements of income, related to the divestiture of certain assets and operations of Actavis Generics in the U.K. and Ireland;
  Acquisition and related expenses including contingent consideration of $44 million;
  Equity compensation expenses of $36 million;
  Costs related to regulatory actions taken in facilities of $34 million;
  Legal settlements and loss contingencies of $20 million;
  Impairment of long-lived assets of $11 million;
  Other non-GAAP items of $15 million;
  Financial income of $28 million;
  Minority interest adjustment of negative $13 million; and
  Corresponding tax benefit of $186 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the GAAP results to the adjusted non-GAAP figures.

Cash flow from operations generated during the first quarter of 2017 was $0.5 billion, compared to $1.4 billion in the first quarter of 2016. The decrease was mainly due to higher payments for legal settlements of $0.6 billion, primarily the FCPA settlement with the SEC and DOJ and payments related to the ciprofloxacin settlement, as well as $0.3 billion related to the final settlement of our forward starting interest rate swaps and treasury lock agreements that matured during the first half of 2016. Free cash flow, excluding net capital expenditures, was $0.3 billion, compared to $1.2 billion in the first quarter of 2016.

Segment Results for the First Quarter 2017

Beginning in the fourth quarter of 2016, our OTC business, conducted primarily through PGT, as well as our API manufacturing business, are included in our generic medicines segment, which includes chemical and therapeutic equivalents of originator medicines in a variety of dosage forms.

All data presented has been conformed to the new segment structure.

Generic Medicines Segment

	Three Months Ended March 31,
	2017		2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$3,058	100.0%	$2,458	100.0%
Gross profit	1,370	44.8%	1,123	45.7%
R&D expenses	191	6.2%	129	5.3%
S&M expenses	400	13.1%	345	14.0%
Segment profit*	$779	25.5%	$649	26.4%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Generic Medicines Revenues

Generic medicines revenues in the first quarter of 2017 were $3.1 billion, an increase of 24% compared to the first quarter of 2016, reflecting the inclusion of the Actavis Generics business.

Generic revenues consisted of:

  U.S. revenues of $1.4 billion, an increase of 41% compared to the first quarter of 2016, mainly due to the inclusion of Actavis Generics.
  European revenues of $988 million, an increase of 25%, or 31% in local currency terms, compared to the first quarter of 2016, mainly due to the inclusion of Actavis Generics.
  ROW revenues of $689 million, in line with results in the first quarter of 2016, but an increase of 27% in local currency terms. The increase in local currency terms was mainly due to the inclusion of the results of our Japanese business venture with Takeda, which commenced operations in April 2016 as well as the inclusion of Actavis Generics.
  OTC revenues (which are included in the market revenues above) were $264 million, a decrease of 10% compared to $292 million in the first quarter of 2016. In local currency terms, revenues increased 25%. PGT’s in-market sales were $318 million in the first quarter of 2017, compared to $411 million the first quarter of 2016.
  API sales to third parties (which are included in the market revenues above) were $197 million, in line with results in the first quarter of 2016.

Generic medicines revenues comprised 54% of our total revenues in the quarter, compared to 51% in the first quarter of 2016.

Generic Medicines Gross Profit

Gross profit of our generic medicines segment in the first quarter of 2017 was $1.4 billion, an increase of 22% compared to $1.1 billion in the first quarter of 2016. The higher gross profit was mainly a result of the inclusion of Actavis Generics and our business venture with Takeda in Japan, both of which impacted the current quarter but not the first quarter of 2016.

Gross profit margin for our generic medicines segment in the first quarter of 2017 decreased to 44.8% from 45.7% in the first quarter of 2016.

Generic Medicines Profit

Our generic medicines segment generated profit of $779 million in the first quarter of 2017, an increase of 20% compared to the first quarter of 2016. Generic medicines profitability as a percentage of generic medicines revenues was 25.5% in the first quarter of 2017, down from 26.4% in the first quarter of 2016.

Specialty Medicines Segment

	Three Months Ended March 31,
	2017		2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,020	100.0%	$2,152	100.0%
Gross profit	1,754	86.8%	1,871	86.9%
R&D expenses	255	12.6%	239	11.1%
S&M expenses	461	22.8%	457	21.2%
Segment profit*	$1,038	51.4%	$1,175	54.6%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Specialty Medicines Revenues

Specialty medicines revenues in the first quarter of 2017 were $2.0 billion, down 6% compared to the first quarter of 2016. U.S. specialty medicines revenues were $1.5 billion, down 11% compared to the first quarter of 2016. European specialty medicines revenues were $438 million, an increase of 11%, or 17% in local currency terms, compared to the first quarter of 2016. ROW specialty revenues were $90 million, up 11%, or 9% in local currency terms, compared to the first quarter of 2016.

Specialty medicines revenues comprised 36% of our total revenues in the quarter, compared to 45% in the first quarter of 2016.

The decrease in specialty medicines revenues compared to the first quarter of 2016 was primarily due to lower sales of our CNS and respiratory products, partially offset by a payment of $75 million which we received in connection with our agreement to sell our royalties and other rights in Ninlaro® (ixazomib) to a subsidiary of Takeda.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions
CNS	$1,138	$1,323	(14%)
Copaxone®	970	1,006	(4%)
Azilect®	60	113	(47%)
Nuvigil®	17	103	(83%)
Respiratory	304	366	(17%)
ProAir®	121	173	(30%)
QVAR®	98	134	(27%)
Oncology	270	268	1%
Treanda® and Bendeka®	157	155	1%
Women's Health	124	110	13%
Other Specialty*	184	85	116%
Total Specialty Medicines	$2,020	$2,152	(6%)
* Includes a $75 million payment related to the Ninlaro® transaction in the first quarter of 2017.

Global revenues of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, were $970 million in the first quarter of 2017, a decrease of 4% compared to the first quarter of 2016.

Copaxone® revenues in the United States, were $782 million, a decrease of 5% compared to the first quarter of 2016, mainly due to lower volumes of Copaxone® 20 mg/mL, partially offset by a price increase of 7.9% for both Copaxone® products in January 2017. At the end of the first quarter of 2017, according to March 2017 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 25.4% and 28.4%, respectively. Copaxone® 40 mg/mL accounted for over 85% of total Copaxone® prescriptions in the U.S.

Copaxone® revenues outside the United States were $188 million, an increase of 2%, or 5% in local currency terms, compared to the first quarter of 2016 mainly due to higher volumes. Over 70% of the total European Copaxone® prescriptions are now filled with the 40 mg/mL version.

Our global Azilect® revenues were $60 million, a decrease of 47% compared to the first quarter of 2016 following the introduction of generic competition to Azilect® in the United States in 2017.

Revenues of our respiratory products were $304 million, down 17% compared to results in the first quarter of 2016. ProAir® revenues in the first quarter of 2017 were $121 million, down 30% compared to the first quarter of 2016, due to lower volumes mainly from wholesaler and retailer inventory reductions and net pricing effects. QVAR® global revenues were $98 million in the first quarter of 2017, down 27% compared to the first quarter of 2016, primarily due to net pricing effects and wholesaler and retailer inventory reductions in the United States.

Revenues of our oncology products were $270 million in the first quarter of 2017, up 1% compared to the first quarter of 2016. Combined revenues of Treanda® and Bendeka® were $157 million, up 1% compared to the first quarter of 2016.

Specialty Medicines Gross Profit

Gross profit of our specialty medicines segment was $1.8 billion, a decrease of $117 million compared to the first quarter of 2016. Gross profit margin for our specialty medicines segment in the first quarter of 2017 was 86.8%, compared to 86.9% in the first quarter of 2016.

Specialty Medicines Profit

Our specialty medicines segment profit was $1.0 billion in the first quarter of 2017, down 12% compared to the first quarter of 2016.

Specialty medicines profit as a percentage of segment revenues was 51.4% in the first quarter of 2017, down from 54.6% in the first quarter of 2016.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended March 31, 2017 and 2016:

	Multiple Sclerosis
	Three months ended March 31,
	2017		2016
	U.S.$ in millions / % of MS Revenues

Revenues	$970	100.0%	$1,006	100.0%
Gross profit	888	91.5%	919	91.4%
R&D expenses	22	2.3%	25	2.5%
S&M expenses	124	12.7%	89	8.9%
MS profit	$742	76.5%	$805	80.0%

	Other Specialty
	Three months ended March 31,
	2017		2016
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,050	100.0%	$1,146	100.0%
Gross profit	866	82.5%	952	83.1%
R&D expenses	233	22.2%	214	18.7%
S&M expenses	337	32.1%	368	32.1%
Other Specialty profit	$296	28.2%	$370	32.3%

Other Activities

Other revenues (primarily sales of third-party products for which we act as distributor, mostly in the United States via Anda, contract manufacturing services related to products divested in connection with the Actavis Generics acquisition and other miscellaneous items) were $552 million in the first quarter of 2017, compared to $200 million, in the first quarter of 2016. The increase was mainly related to the inclusion of Anda's revenues beginning in the fourth quarter of 2016.

Revenues from these other activities comprised 10% of our total revenues in the quarter, compared to 4% in the first quarter of 2016.

Dividends

On May 10, 2017, the Board of Directors declared a cash dividend of $0.34 per ordinary share for the first quarter of 2017. For holders of our ordinary shares that are traded on the Tel Aviv Stock Exchange, the dividend will be converted into new Israeli shekels based on the official exchange rate as of May 11, 2017. The record date will be June 5, 2017, and the payment date will be June 22, 2017. Tax will be withheld at a rate of 15%.

On May 10, 2017, the Board of Directors also declared a cash dividend of $17.50 per Mandatory Convertible Preferred Share for the first quarter of 2017. The record date will be June 1, 2017 and the payment date will be June 15, 2017. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call and live webcast along with a slide presentation on Thursday, May 11, 2017 at 8:00 a.m. ET. to discuss its first quarter 2017 results and overall business environment. A question & answer session will follow.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-869-2321; Canada 1-866-766-8269 or International +44(0) 203 0095710; passcode: 97789997. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until June 11, 2017, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 97789997.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva's net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

  our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
  our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;
  our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;
  our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;
  compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;
  other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended
		March 31,
		2017	2016
Net revenues		5,630	4,810
Cost of sales		2,811	2,019
Gross profit		2,819	2,791
Research and development expenses		457	389
Selling and marketing expenses		971	839
General and administrative expenses		236	304
Impairments, restructuring and others		240	119
Legal settlements and loss contingencies		20	(25)
Operating income		895	1,165
Financial expenses – net		207	298
Income before income taxes		688	867
Income taxes		54	228
Share in (profits) losses of associated companies – net		(7)	6
Net income		641	633
Net loss attributable to non-controlling interests		(4)	(3)
Net income attributable to Teva		645	636
Dividends on preferred shares		65	66
Net income attributable to ordinary shareholders		580	570

Earnings per share attributable to ordinary shareholders:	Basic ($)	0.57	0.62
	Diluted ($)	0.57	0.62
Weighted average number of shares (in millions):	Basic	1,016	913
	Diluted	1,017	920

Non-GAAP net income attributable to ordinary shareholders:*		1,079	1,106
Non-GAAP net income attributable to ordinary shareholders for diluted earnings per share:**		1,079	1,172

Non-GAAP earnings per share attributable to ordinary shareholders:*	Basic ($)	1.06	1.21
	Diluted ($)**	1.06	1.20

Non-GAAP average number of shares (in millions):	Basic	1,016	913
	Diluted	1,017	979

* See reconciliation attached.
**Dividends on the mandatory convertible preferred shares of $66 million for the three months ended March 31, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	March 31,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	900	988
Trade receivables	7,264	7,523
Inventories	4,999	4,954
Prepaid expenses	960	1,362
Other current assets	669	1,293
Assets held for sale	43	841
Total current assets	14,835	16,961
Deferred income taxes	747	725
Other non-current assets	1,319	1,235
Property, plant and equipment, net	8,160	8,073
Identifiable intangible assets, net	21,189	21,487
Goodwill	45,026	44,409
Total assets	91,276	92,890

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,942	3,276
Sales reserves and allowances	7,500	7,839
Trade payables	2,378	2,157
Employee-related obligations	660	859
Accrued expenses	2,500	3,405
Other current liabilities	923	867
Liabilities held for sale	-	116
Total current liabilities	15,903	18,519

Long-term liabilities:
Deferred income taxes	5,291	5,215
Other taxes and long-term liabilities	1,643	1,639
Senior notes and loans	32,694	32,524
Total long-term liabilities	39,628	39,378
Equity:
Teva shareholders’ equity	34,023	33,337
Non-controlling interests	1,722	1,656
Total equity	35,745	34,993
Total liabilities and equity	91,276	92,890

Condensed Consolidated Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended
	March 31,
	2017	2016
Operating activities:
Net income	641	633
Net change in operating assets and liabilities	(463)	189
Items not involving cash flow	292	554

Net cash provided by operating activities	470	1,376

Net cash provided by (used in) investing activities	1,182	(2,417)

Net cash provided by (used in) financing activities	(1,768)	267

Translation adjustment on cash and cash equivalents	28	(208)

Net change in cash and cash equivalents	(88)	(982)

Balance of cash and cash equivalents at beginning of period	988	6,946

Balance of cash and cash equivalents at end of period	900	5,964

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three Months Ended March 31,
	2017	2016
	U.S. $ in millions

Amortization of purchased intangible assets	320	189
Restructuring expenses	130	19
Inventory step-up	64	6
Capital loss from currency translation	52	-
Equity compensation expenses	36	24
Costs related to regulatory actions taken in facilities	34	38
Acquisition, integration and related expenses	23	47
Contingent consideration	21	51
Legal settlements and loss contingencies	20	(25)
Impairment of long-lived assets	11	13
Other non-GAAP items	15	2
Financial expense (income)	(28)	246
Minority interest	(13)	-
Corresponding tax benefit	(186)	(74)

Reconciliation between net income attributable to ordinary shareholders and earnings per share as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Three Months Ended March 31, 2017					Three Months Ended March 31, 2016
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non- GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,819	377		3,196	57%	2,791	225		3,016	63%
	Operating income (1)(2)	895	726		1,621	29%	1,165	361		1,526	32%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	580	499		1,079	19%	570	536	66	1,172	24%
	Earnings per share attributable to ordinary shareholders - diluted (5)	0.57	0.49		1.06		0.62	0.58		1.20

(1)	Amortization of purchased intangible assets		267					178
	Inventory step up		64					6
	Costs related to regulatory actions taken in facilities		34					38
	Equity compensation expenses		5					3
	Other COGS related adjustments		7					-
	Gross profit adjustments		377					225

(2)	Restructuring expenses		130					19
	Amortization of purchased intangible assets		53					11
	Capital loss on currency translation		52					-
	Equity compensation expenses		31					21
	Acquisition, Integration and related expenses		23					47
	Contingent consideration		21					51
	Legal settlements and loss contingencies		20					(25)
	Impairment of long-lived assets		11					13
	Other operating related adjustments		8					(1)
			349					136

	Operating income adjustments		726					361

(3)	Financial expense (income)		(28)					246
	Tax effect		(186)					(74)
	Impairment of equity investment—net		-					3
	Minority interest		(13)					-

	Net income adjustments		499					536

(4)	Dividends on the mandatory convertible preferred shares of $66 million for the three months ended March 31, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

(5)	The non-GAAP weighted average number of shares was 1,017 and 979 million for the three months ended March 31, 2017 and 2016, respectively. The non-GAAP weighted average number of shares for the three months ended March 31, 2017 does not take into account the potential dilution of the mandatory convertible preferred shares (amounting to 59 million weighted average shares), which have anti dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Segment Information

	Generics
	Three months ended March 31,				Percentage Change
	2017		2016		2017 - 2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$3,058	100%	$2,458	100.0%	24%
Gross Profit	1,370	44.8%	1,123	45.7%	22%
R&D Expenses	191	6.2%	129	5.3%	48%
S&M Expenses	400	13.1%	345	14.0%	16%
Segment Profit*	$779	25.5%	$649	26.4%	20%

	Specialty
	Three months ended March 31,				Percentage Change
	2017		2016		2017 - 2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,020	100%	$2,152	100.0%	(6%)
Gross Profit	1,754	86.8%	1,871	86.9%	(6%)
R&D Expenses	255	12.6%	239	11.1%	7%
S&M Expenses	461	22.8%	457	21.2%	1%
Segment Profit*	$1,038	51.4%	$1,175	54.6%	(12%)
* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generics medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Additional information

	Multiple Sclerosis
	Three months ended March 31,				Percentage Change
	2017		2016		2017 - 2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$970	100.0%	$1,006	100.0%	(4%)
Gross profit	888	91.5%	919	91.4%	(3%)
R&D expenses	22	2.3%	25	2.5%	(12%)
S&M expenses	124	12.7%	89	8.9%	39%
Segment profitability	$742	76.5%	$805	80.0%	(8%)

	Other Specialty
	Three months ended March 31,				Percentage Change
	2017		2016		2017 - 2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$1,050	100.0%	$1,146	100.0%	(8%)
Gross profit	866	82.5%	952	83.1%	(9%)
R&D expenses	233	22.2%	214	18.7%	9%
S&M expenses	337	32.1%	368	32.1%	(8%)
Segment profitability	$296	28.2%	$370	32.3%	(20%)

Reconciliation of our segment profit
to consolidated income before income taxes

	Three months ended
	March 31,
	2017	2016

	U.S.$ in millions

Generic medicines profit	$779	$649
Specialty medicines profit	1,038	1,175
Total segment profit	1,817	1,824
Profit (loss) of other activities	26	(4)
	1,843	1,820
Amounts not allocated to segments:
Amortization	320	189
General and administrative expenses	236	304
Impairments, restructuring and others	240	119
Inventory step-up	64	6
Costs related to regulatory actions taken in facilities	34	38
Legal settlements and loss contingencies	20	(25)
Other unallocated amounts	34	24

Consolidated operating income	895	1,165
Financial expenses - net	207	298
Consolidated income before income taxes	$688	$867

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended March 31,		Percentage Change	Percentage Change
	2017	2016	2017 - 2016	2017 - 2016
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$1,381	$976	41%	41%
Europe*	988	790	25%	31%
Rest of the World	689	692	§	27%
Total Generic Medicines	3,058	2,458	24%	34%
Specialty Medicines
United States	1,492	1,677	(11%)	(11%)
Europe*	438	394	11%	17%
Rest of the World	90	81	11%	9%
Total Specialty Medicines	2,020	2,152	(6%)	(5%)
Other Revenues
United States	320	4	7900%	7900%
Europe*	78	51	53%	59%
Rest of the World	154	145	6%	2%
Total Other Revenues	552	200	176%	175%
Total Revenues	$5,630	$4,810	17%	22%
* We define our European region as the European Union and certain other European countries.
§ Less than 0.5%.

Revenues by Product line
(Unaudited)

	Three Months Ended March 31,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions

Generic Medicines	$3,058	$2,458	24%
OTC	264	292	(10%)
API	197	197	0%
Specialty Medicines	2,020	2,152	(6%)
CNS	1,138	1,323	(14%)
Copaxone®	970	1,006	(4%)
Azilect®	60	113	(47%)
Nuvigil®	17	103	(83%)
Respiratory	304	366	(17%)
ProAir®	121	173	(30%)
QVAR®	98	134	(27%)
Oncology	270	268	1%
Treanda® and Bendeka®	157	155	1%
Women's Health	124	110	13%
Other Specialty*	184	85	116%
All Others	552	200	176%
Total	$5,630	$4,810	17%

* Includes a $75 million payment related to the Ninlaro® transaction in the first quarter of 2017.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974